Exhibit 99.1

New Gold Announces Fourth Quarter and 2010 Year End Results
with Increased Gold Production at Lower Costs Resulting in a
131% Increase in Cash Flow from Operations During 2010

(All figures are in US dollars unless otherwise indicated)

March 3, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD) (AMEX:NGD) today announces financial and operational results for the fourth quarter and year ended 2010, with the strongest results in the company’s history. The company bettered its 2010 guidance with gold production of 382,911 ounces and total cash cost(1) per ounce sold, net of by-product sales, below the guidance range at $428 per ounce. Increasing production, coupled with declining costs and continued strength in commodity prices resulted in record earnings and cash flow. During 2010, earnings from mine operations increased by 129% to $203 million, net earnings increased to $135 million, or $0.35 per share, and cash flow from operations increased by 131% to $182 million. New Gold is also pleased to reiterate its guidance for 2011 with forecast gold production expected to increase further to 380,000 to 400,000 ounces at total cash cost(1) per ounce sold, net of by-product sales, of $430 to $450 per ounce.

Fourth Quarter and Full Year 2010 Highlights

▪
Fourth quarter total cash cost(1) per ounce sold, net of by-product sales, decreased to $354 per ounce from $472 per ounce in the same period in 2009, representing the lowest cost quarter in the company’s history

▪	Quarterly gold production increased by 11% to 124,445 from 111,672 in the same period in 2009

▪	Fourth quarter cash flow from operations increased by 62% to $88 million from $54 million in the same period in 2009

▪	2010 total cash cost(1) per ounce sold, net of by-product sales, decreased by $37 per ounce to $428 per ounce from $465 per ounce in 2009

▪	2010 gold production increased by 27% to 382,911 ounces from 301,773 ounces in 2009

▪	2010 cash flow from operations increased by 131% to $182 million from $79 million in 2009

▪	New Afton 2010 underground development of 3,873 metres beat target by 11%

▪	$491 million of cash at December 31, 2010, increased by $219 million since December 31, 2009

“2010 was a very successful year for our company and we are proud of our results. We remain even more excited about 2011 and the coming years,” stated Randall Oliphant, Executive Chairman. “We look forward to building on New Gold’s strong foundation.”

Fourth Quarter and Full Year 2010 Consolidated Financial Results

Consolidated revenue for the fourth quarter of 2010 was $189 million for a full year total of $530 million, compared to $132 million and $324 million in the same periods of 2009. The significant revenue increase in both periods of 2010 was driven by a combination of higher production as well as higher average realized prices.

Earnings from mine operations for the fourth quarter of 2010 were $84 million for a full year total of $203 million, compared to $40 million and $89 million in the same periods of 2009. Earnings from mine operations increased by more than 100% in both periods of 2010 as a result of higher gold production, lower total cash cost(1) and higher average realized gold prices.

Net earnings from continuing operations in the fourth quarter and full year 2010 were $73 million, or $0.19 per share, and $135 million, or $0.35 per share, respectively. This compares to net losses of $2 million, or $0.01 per share, and $183 million, or $0.60 per share, in the same periods of the prior year. The 2009 full year net loss included a $192 million goodwill impairment charge.

Cash flow from operations for the fourth quarter of 2010 was $88 million for a full year total of $182 million, compared to $54 million and $79 million in the same periods of 2009. The cash flow was the highest in New Gold’s history and was driven by the company’s strong operating performance and the continued strength in commodity prices.

New Gold’s cash balance at the end of 2010 was $491 million, an increase of $219 million over the 2009 year end cash balance. New Gold had $230 million of debt outstanding at the end of 2010 comprised of $179 million of 10% senior secured notes due in 2017 (face value of C$187 million), $43 million of 5% convertible debentures due in 2014 (face value of C$55 million and C$9.35 strike price) and $8 million in El Morro project funding loans.

Fourth Quarter and Full Year 2010 Operations Overview

All three of the company’s operating mines, Mesquite, Cerro San Pedro and Peak Mines, achieved excellent results in the fourth quarter leading to a strong finish to the year. Collectively, the gold production from the three operations during the quarter was 124,445 ounces at total cash cost(1) per ounce sold, net of by-product sales, of $354 per ounce driving the company to the best annual operating results in its history with 2010 gold production increasing by 27% to 382,911 ounces and total cash cost(1) per ounce sold, net of by-product sales, decreasing by $37 per ounce to $428 per ounce. Both gold production and total cash cost(1) beat the company’s 2010 guidance range. With the strong operating results driving record cash flow, New Gold is well positioned as New Afton, the company’s most immediate development project, continues to move forward on budget and on schedule with production anticipated in mid-2012.

“The 2010 operating results further demonstrate the strong platform that our three operations provide and are reflective of the tremendous dedication of our operating teams,” stated Robert Gallagher, President and Chief Executive Officer. “We are very focused on continuing to deliver operationally, particularly on bringing New Afton into commercial production on time and on budget.”

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Full year 2009 figures presented below include gold production, sales and total cash cost(1) per ounce sold after the completion of the acquisition of Western Goldfields Inc. and the Mesquite Mine on June 1, 2009.

	Three months ended		Twelve months ended
		December 31		December 31
	2010	2009	2010	2009
Production
Mesquite Gold (ounces)	55,990	61,245	169,023	99,298
Cerro San Pedro
Gold (ounces)	38,874	25,781	118,708	95,502
Silver (ounces)	700,988	312,848	2,188,235	1,496,958
Peak Mines
Gold (ounces)	29,581	24,646	95,180	93,247
Copper (million pounds)	4.2	3.9	15.3	15.6
Amapari Gold (ounces)	-	-	-	13,726
Total production
Gold (ounces)	124,445	111,672	382,911	301,773
Silver (ounces)	700,988	312,848	2,188,235	1,496,958
Copper (million pounds)	4.2	3.9	15.3	15.6
Gold sales (ounces)	116,964	106,475	369,077	292,407
Total cash cost(1) ($per ounce)	$354	$472	$428	$465

Full year 2009 figures below include gold production, sales and total cash cost(1) per ounce for the period prior to the completion of the acquisition of Western Goldfields Inc. and the Mesquite Mine on June 1, 2009.

Mesquite Mine Doubles Earnings Contribution in 2010

Gold sales in the fourth quarter at Mesquite were 50,393 ounces at a total cash cost(1) per ounce sold of $544 compared to 55,861 ounces sold at $551 per ounce sold in the fourth quarter of 2009. The combination of lower costs, higher average realized gold prices and strong gold sales resulted in a 48% increase in earnings from mine operations to $27 million from $18 million in the same period of the prior year. The average realized gold price in the fourth quarter of 2010 was $1,234 per ounce compared to $1,041 per ounce in the same period of the prior year.

Gold production and sales during the fourth quarter of 2010 were lower than the prior year quarter due to lower tonnes being placed on the leach pad which was partially offset by higher gold grades and recoveries. The total cash cost(1) decrease was primarily attributable to the use of a mining contractor and certain non-recurring maintenance costs during the fourth quarter of 2009 which were not incurred during the fourth quarter of 2010. These cost decreases were partially offset by higher diesel consumption and price during the fourth quarter when compared to the same period in 2009.

Full year 2010 gold sales increased by 18% to 169,571 ounces from 143,509 ounces in 2009, while total cash cost(1) per ounce sold remained constant at $596 per ounce. The combination of increased gold sales and higher average realized gold prices during 2010 resulted in a 107% increase in earnings from mine operations to $62 million from $30 million during 2009. The average realized gold price in 2010 was $1,117 per ounce compared to $955 per ounce in the same period of the prior year.

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The increase in 2010 gold production and sales was primarily attributable to increases in gold grade and leach pad recoveries reaching their steady state when compared to 2009 and was partially offset by lower tonnes placed on the leach pad during the year. Total cash cost(1) per ounce sold during 2010 remained consistent as the benefits of one-time 2009 costs related to the use of a mining contractor that were not incurred in 2010 were offset by higher diesel consumption and price during 2010 when compared to 2009.

Mesquite replaced the ounces mined in 2010 and maintained its 3.1 million ounce reserve base while also adding approximately 0.8 million ounces to the measured and indicated resource category.

The Mesquite mine is forecast to produce 145,000 to 155,000 ounces of gold in 2011 at total cash cost(1) per ounce sold of $620 to $640 per ounce. Ore tonnes processed and recoveries are anticipated to remain consistent with 2010 levels, however, the gold grade is expected to move towards reserve grade resulting in gold production reverting to an average life-of-mine level. The increase in forecasted total cash cost(1) in 2011 when compared to 2010 is driven by higher total tonnes mined as well as the assumption of a higher diesel price than that realized during 2010. 2011 capital expenditures at Mesquite are forecast to be approximately $9 million, including $6 million of maintenance and spare parts which are expected to be capitalized under International Financial Reporting Standards (“IFRS”) which were historically expensed.

Low Cost Cerro San Pedro Mine Contributes $84 million to Earnings from Mine Operations

Gold sales in the fourth quarter at Cerro San Pedro increased by 58% to 38,666 ounces from 24,455 ounces in the same period in 2009. The increased gold sales, together with a significant reduction in total cash cost(1) per ounce of gold sold, net of by-product sales, to $138 from $436 in the fourth quarter of 2009 and higher realized gold prices, resulted in Cerro San Pedro generating $37 million in earnings from mine operations in the fourth quarter of 2010 compared to $10 million in the same period of the prior year. The average realized gold price in the fourth quarter of 2010 was $1,373 per ounce compared to $1,079 per ounce in the same period of the prior year.

Gold production and sales during the fourth quarter of 2010 were higher than the prior year quarter due to gold grades increasing toward reserve grade and higher ore tonnes placed. The decrease in total cash cost(1) was a result of higher by-product revenues driven by both higher silver production and prices. This benefit was partially offset by higher total tonnes moved, higher diesel prices and the appreciation of the Mexican peso during the fourth quarter of 2010 when compared to the same period in 2009.

Silver sales during the quarter were 0.7 million ounces at an average realized silver price of $26.91 per ounce compared to 0.3 million ounces at $17.36 per ounce in the same period in 2009. The increase in silver sales volume was primarily attributable to continued improvement in silver recoveries from the leach pad and higher silver grades.

Full year 2010 gold sales increased by 23% to 114,713 ounces from 93,312 ounces sold in 2009, while, over the same period, total cash cost(1) per ounce of gold sold, net of by-product sales, decreased to $230 from $407. As a result of higher gold sales, lower costs and higher realized gold prices, Cerro San Pedro generated $84 million in earnings from mine operations in 2010 compared to $28 million in 2009. The average realized gold price in 2010 was $1,262 per ounce compared to $978 per ounce in the prior year.

The increase in 2010 gold production and sales was attributable to an increase in gold grade when compared to 2009 and was partially offset by the mining of lower ore tonnes, as a result of the delayed receipt of the explosives permit in early 2010. The decrease in total cash cost(1) was a result of higher by-product revenues driven by both higher silver production and prices. This benefit was partially offset by higher diesel prices and the appreciation of the Mexican peso during 2010 when compared to 2009.

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Silver sales in 2010 were 2.2 million ounces at an average realized silver price of $21.40 per ounce compared to 1.5 million ounces at $14.48 per ounce in 2009. The increase in silver sales volume was attributable to continued improvement in silver recoveries from leaching and higher silver grades.

Cerro San Pedro’s gold reserves at the end of 2010 were 1.3 million ounces. Through the company’s exploration efforts during the year, the inferred manto sulphide resource increased by approximately 36% and in 2011 the company will be focused on further increases to this resource.

Cerro San Pedro is forecast to produce 135,000 to 145,000 ounces of gold and 1.9 to 2.1 million ounces of silver in 2011, with the gold production increase attributable to a forecasted increase in ore tonnes placed. Total cash cost(1) per ounce sold, net of by-product sales, are forecast to be $240 to $260 per ounce, and assume a $23 per ounce silver price and a foreign exchange ratio of $12.50 Mexican peso to U.S. dollar. 2011 capital expenditures at Cerro San Pedro are forecast to be approximately $12 million and will largely be related to leach pad expansions.

Peak Mines’ Resource Base of One Million Ounces Highest since 2003

Gold sales in the fourth quarter at Peak Mines were 27,905 ounces compared to 26,159 ounces sold in the fourth quarter of 2009. Over the same period, total cash cost(1) per ounce of gold sold, net of by-product sales, decreased to $312 from $339, which, with higher realized gold prices, resulted in Peak Mines generating $20 million in earnings from operations during the fourth quarter of 2010 compared to $11 million in the same period of the prior year. The average realized gold price in the fourth quarter of 2010 was $1,385 per ounce compared to $1,139 per ounce in the same period of the prior year.

Gold production and sales during the fourth quarter of 2010 were higher than the prior year quarter due to the mine sequencing leading to higher gold grades. Total cash cost(1) decreased as higher by-product revenues from increased copper prices were only partially offset by the appreciation of the Australian dollar and lower copper sales volumes in the fourth quarter of 2010 when compared to the same period in 2009.

Copper sales during the quarter were 4.7 million pounds at an average realized copper price of $3.89 per pound compared to 4.8 million pounds at $2.94 per pound in the same period in 2009. The decrease in copper sales was primarily attributable to the timing of concentrate shipments.

Full year 2010 gold sales were 84,793 ounces compared to 87,812 ounces sold in 2009, while, over the same period, total cash cost(1) per ounce sold, net of by-product sales, was $361 compared to $334. As a result of the higher realized gold prices, and despite slightly lower gold sales and higher costs, Peak Mines generated $57 million in earnings from mine operations in 2010 compared to $42 million in the prior year. The average realized gold price in 2010 was $1,257 per ounce compared to $994 per ounce in 2009.

The increase in 2010 gold production was attributable to an increase in gold grade and was partially offset by lower ore tonnes processed. The decrease in gold sales was due to timing of concentrate shipments. The increase in total cash cost(1) was primarily attributable to the appreciation of the Australian dollar. These cost increases were partially offset by higher by-product revenues from both higher copper sales volumes and prices.

Copper sales during 2010 were 14.1 million pounds at an average realized copper price of $3.48 per pound compared to 13.9 million pounds at $2.54 per pound in 2009.

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Peak Mines ended the year with 1.0 million ounces in the measured and indicated resource category, inclusive of reserves. This is the highest resource base since the Peak Mines were sold by Rio Tinto in 2003.

Peak Mines is forecast to produce 90,000 to 100,000 ounces of gold and 12 to 14 million pounds of copper in 2011. Total cash cost(1) per ounce sold, net of by-product sales, are forecast to be $410 to $430 per ounce, and assume a $3.75 per pound copper price and a foreign exchange ratio of $1.05 Australian to U.S. dollar. The anticipated change in total cash cost(1) when compared to 2010 is driven by projected lower copper sales and the assumption of a stronger Australian dollar than that realized during 2010. 2011 capital expenditures at Peak Mines are forecast to be approximately $45 million with approximately 50% of this total to be spent on underground development and capitalized exploration and the remainder on mill and equipment upgrades. The 2011 capital should help position Peak for continued extensions of its mine life after its successful 19 year operating history.

New Afton Advancing Steadily Towards Production

New Gold's most immediate development project continued on schedule during 2010 and is expected to commence production in mid-2012. The project will be an underground mine and concentrator which is expected to produce an annual average of 85,000 ounces of gold, and 75 million pounds of copper.

During the fourth quarter of 2010, the New Afton underground development crews continued their advance, completing 1,394 metres of development, bringing the 2010 total development advance to 3,873 metres beating the 2010 target by 11%. During the quarter, a project milestone was achieved as the first development ore was transported to the surface stockpile.

In 2011, project spending at New Afton is forecast to be approximately $290 million, including $20 million of capitalized interest. While underground development will continue as the crews continue to develop the undercut and extraction level below the ore body, the focus in 2011 will move to surface construction with over 50% of the total spending allocated to this area. Major targeted construction milestones for 2011 include:

▪	Completion and initialization of the underground conveyor system to transport all ore and waste rock to surface
▪	Completion of ventilation connections and installation of permanent ventilation fans
▪	Commencement of installation of mill equipment
▪	Installation of tailings pipeline

Associated with the continued successful development progress being made at the project site, New Gold has also signed three concentrate off-take agreements that, in aggregate, cover 85% of the estimated concentrate production from New Afton beginning in mid-2012. The three contracts are with a major Swiss-based trading company and two large custom copper smelting companies. Discussions related to the remaining 15% of New Afton’s concentrate production are advanced and it is anticipated that a contract should be finalized in 2011.

The New Afton reserves at the end of 2010 included 1.1 million ounces of gold and 1.0 billion pounds of copper.

The company looks forward to production commencing in less than 17 months, as New Afton is expected to contribute significantly to New Gold's current portfolio of operating assets. The project remains fully-funded with the cash on New Gold’s Balance Sheet exceeding the remaining targeted project capital costs. As a low-cost operation, New Afton should meaningfully expand the company's operating margin and cash flow generation. At current commodity prices, the mine is expected to more than double the company's cash flow.

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El Morro Continues to Grow

El Morro is an advanced stage gold/copper project located in the Atacama Region, approximately 80 kilometres east of the city of Vallenar, in north-central Chile. The El Morro project is a world-class project with low expected cash costs and great organic growth potential in one of the best mining jurisdictions in the world.

The Environmental Impact Assessment (EIA) necessary for the project permitting to proceed has already been submitted with approval anticipated in the coming months. On receipt of the required permits, anticipated to be on a similar timeframe, New Gold’s 70% joint venture partner, Goldcorp Inc. (“Goldcorp”), intends to immediately commence construction of key project infrastructure as well as further explore and delineate this large deposit.

As disclosed on February 10, 2011, Goldcorp updated the reserves and resources for the project as of December 31, 2010. Highlights attributable to New Gold’s 30% share of the project include:

▪	22% increase in Proven and Probable gold reserves to 2.5 million ounces

▪	8% increase in Proven and Probable copper reserves to 1.8 billion pounds

▪
1.2 million ounce and 0.5 billion pound increase in Inferred gold and copper resources, respectively, reflecting increased tonnes and higher gold and copper grades in the deeper portions of the La Fortuna deposit as it extends below the current reserve pit

New Gold is excited to have a highly motivated partner in Goldcorp who are poised to begin drilling programs in the coming months to further delineate the pit at El Morro and expand on positive results from other targets on the property.

2011 Guidance

New Gold reiterates its 2011 guidance and anticipates further gold production growth with total cash cost(1) per ounce sold, net of by-product sales, remaining well below the industry average.

	Gold Production (ounces)		Total Cash Cost (1)
	2010A	2011F	2010A	2011F
Mesquite	169,023	145,000-155,000	$596	$620-$640
Cerro San Pedro	118,708	135,000-145,000	$230	$240-$260
Peak Mines	95,180	90,000-100,000	$361	$410-$430
Total production	382,911	380,000-400,000	$428	$430-$450

Assumptions used in the 2011 guidance include silver and copper prices of $23.00 per ounce and $3.75 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.05 and $12.50 to the U.S. dollar, respectively. The oil price is assumed to be $85 per barrel.

Full Audited Financial Statements and related Management Discussion and Analysis will be available on SEDAR.

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About New Gold Inc.

New Gold is an intermediate gold mining company. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's latest annual information form, management’s discussion and analysis of financial condition (“MD&A”) and management information circular filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United
States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

(1) TOTAL CASH COST
“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.  A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

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For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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